FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	"Disclosure of share ownership – BlackRock Inc. files a share ownership of 5.15% in Syngenta’s share capital and exceeds the notifiable threshold of 5.00%

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – BlackRock Inc. files a share ownership of 5.15% in Syngenta’s share capital and exceeds the notifiable threshold of 5.00%

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

BlackRock Inc., 55 East 52nd Street, New York, 10055, U.S.A, disclosed on February 6, 2014, that its total holding in Syngenta now amounts to 4,800,151 shares (5.15% of the total share capital), split into 4,748,336 registered shares plus CFDs corresponding to 51,815 shares. Furthermore, a sale position of CFDs corresponding to 49,986 shares was reported according to article 12 para 1 b of the Stock Exchange Ordinance-FINMA (SESTO-FINMA). Details are available on http://www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en.html.

The change in share ownership needed to be reported to the Swiss Stock Exchange for having exceeded the notifiable threshold of 5.00% as of February 4, 2014.

The contact person within BlackRock Inc. for this notification is Duncan Murray, BlackRock Investment Management (UK) Limited, 12 Throgmorton Avenue, London, EC2N 2DL, UK.

Basel, Switzerland, February 7, 2014

Syngenta AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 7, 2014	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration